CHINA INFORMATION TECHNOLOGY, INC.
ANNOUNCES FIRST HALF-YEAR 2014 RESULTS

SHENZHEN, China, August 20, 2014 - China Information Technology, Inc. (the "Company") (Nasdaq: CNIT), a leading provider of internet-based platforms, products and services in China, today announced its financial results for the six month period ended June 30, 2014.

First Half-Year 2014 Financial Highlights

  Revenue decreased 19.6% to $30.0 million compared to the first six months of 2013

  Gross margin increased significantly to 39.3%, up from 20.6% a year ago

  Net income attributable to the Company was $31,000, compared with a net loss of $50.5 million for the first six months of 2013

  Excluding non-cash items, adjusted net income increased to $1.6 million, from an adjusted net loss of $5.2 million for the first six months of 2013

  Fully diluted net income attributable to the Company per share was break-even, an increase from fully diluted net loss attributable to the Company per share of $1.87 for the six months ended June 30, 2013

  Excluding non-cash items, adjusted net income per share was $0.06, compared to an adjusted net loss per share of $0.19 for the prior year’s period

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “Our transition to a cloud-based business model driven by our proprietary Cloud-App-Terminal (CAT) technology is progressing well. We are already experiencing improved margins and the revenue from our internet-based software business which grew significantly during the period. Our Cloud Platform is comprised of robust sector-specific applications and we will continue to innovate and introduce new cloud-based applications to meet the growing market demand for mobile internet and Internet-of-Things.”

“Our early-mover advantage in the vertically integrated CAT model has paved the way for us to penetrate many sectors. This cloud-based platform and its variety of applications enable end-users in education, healthcare, consumer goods, property management, and community services sectors to improve efficiencies and save costs with a one-stop online platform. Users can manage all of their services through a single interface with one log-in, centralized storage, one-click payment and a standardized e-Commerce shopping cart. Our goal is to create a cross-platform, cloud-based eco-system where users, products and services are fully integrated.”

“As we move forward with our transition and continue to restructure our business units, we are focused on increasing market share, posting faster growth in new business segments, producing stronger margins and generating stronger cash-flow. We look forward to a further improved 2014.”

First Half-Year 2014 Results

The Company reported financial and operating information in the following two segments:

(1)

Information Technology, or IT, segment — The IT segment includes revenues from products and services surrounding a variety of our software core competencies, primarily including Geographic Information Systems (GIS), Digital Public Security Technology (DPST) and Digital Hospital Information Systems (DHIS). IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products.

(2)

Internet-based Technology, or IBT, segment — The IBT segment includes revenues from products and services surrounding our internet-based cloud platform and applications primarily comprising of Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), Online Ad Exchange Platform (OAEP), and display terminals. IBT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follow:

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
IT Business	$17,366,980	57.9%	44.6%	$12,205,206	32.7%	27.4%
Internet-based Business	$12,609,188	42.1%	32.0%	$25,077,866	67.3%	17.3%
Total	$29,976,168	100%	39.3%	$37,283,072	100%	20.6%

For the six months ended June 30, 2014, revenue was $30.0 million, compared with $37.3 million for the six months ended June 30, 2013, a decrease of $7.3 million, or 19.6% . The change in total revenue was primarily due to the effective optimization within the Company’s internet-based business unit by shifting from hardware sales to cloud-based software and platform services, which resulted in significant revenue reduction but substantial gross margin expansion. The revenue from IT business also grew from $12.2 million a year ago to $17.4 million in the first six months of 2014, as a few large IT infrastructure projects completed and, subsequently, the related revenue was recognized in the period.

The following table shows revenue, percentage of revenue and gross margin by category:

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
Products	$10,916,881	36.4%	21.5%	$25,210,925	67.6%	18.3%
Software	11,414,618	38.1%	65.5%	7,225,853	19.4%	27.7%
System integration	6,885,972	23.0%	29.2%	3,988,882	10.7%	24.8%
Others	758,697	2.5%	-6.4%	857,412	2.3%	10.0%
Total	$29,976,168	100%	39.3%	$37,283,072	100%	20.6%

The Company’s product sales decreased by $14.3 million, or 56.7%, to $10.9 million for the six months ended June 30, 2014, compared with $25.2 million in the same period of 2013. Hardware product sales constituted 36.4% of total revenue during the six month period ended June 30, 2014, compared with 67.6% during the same period in 2013. The decrease in product sales was attributable to the Company’s new strategy on shifting from hardware sales to cloud-based software and platform services, As a result of the transition, the overall gross margin also increased from 20.6% a year ago to 39.3% in the first six months of 2014.

Software sales increased by $4.2 million, or 58.0%, to $11.4 million for the six months ended June 30, 2014, from $7.2 million for the same period in 2013. Software sales increased to 38.1% of total revenue, from 19.4% during the same period in the prior year. The change was primarily due to the increased sales of new cloud-based platform products and information systems.

Sales of system integration services increased by $2.9 million, or 72.6%, to $6.9 million for the six months ended June 30, 2014, from $4.0 million for the same period in 2013. This increase was primarily due to the sales of new large system integration solutions engagements in connection with some large IT infrastructure projects. As a percentage of revenue, system integration sales increased from 10.7% during the six months ended June 30, 2013 to 23.0% during the six months ended June 30, 2014.

Other revenue decreased by $99,000, or 11.5%, from $0.9 million in the six months ended June 30, 2013 to $0.8 million in the same period of 2014. This decrease was mainly due to a decrease in maintenance services during the current period.

Cost of Revenue and Gross Profit

Cost of revenue decreased by $11.4 million, or 38.5%, to $18.2 million for the six months ended June 30, 2014, as compared with $29.6 million for the six months ended June 30, 2013. As a percentage of revenue, cost of revenue decreased to 60.7% during the six months ended June 30, 2014, from 79.4% in the same period of 2013. As a result, gross margin was 39.3% for the six months ended June 30, 2014, a significant increase from 20.6% in the same period of 2013.

The increase in the overall gross margin primarily resulted from the Company's strategic shift from a traditional IT business to an internet-based technology business, which commands higher margins.

Administrative Expenses

Administrative expenses decreased by $37.4 million, or 83.9%, to $7.2 million for the six months ended June 30, 2014, from $44.6 million for the same period of 2013. The significant decrease in administrative expenses was primarily due to a $34.7 million decrease in provision for doubtful accounts receivables.

Research and Development Expenses

Research and development expenses decreased by $0.5 million, or 33.2%, to $1.0 million for the six months ended June 30, 2014, from $1.5 million for the same period of 2013. As a percentage of revenue, research and development expenses accounted for approximately 3.2% of total revenue for the six months ended June 30, 2014, compared with 3.9% for the same period in 2013.

Selling Expenses

Selling expenses decreased by $61,000, or 1.5%, to $4.0 million for the six months ended June 30, 2014, from $4.1 million for the same period of 2013. As a percentage of revenue, selling expenses accounted for approximately 13.4% of total revenue for the six months ended June 30, 2014, compared with 11.0% for the same period in 2013. The increase in percentage of revenue was due to the decrease in revenue outpaced the decrease in selling expenses.

Impairment of property, plant and equipment

Impairment of property, plant and equipment was $9.1 million for the six months ended June 30, 2013 as compared with nil for the six months ended June 30, 2014, reflecting the declining market value of certain purchased GIS-related software in light of the protracted challenging environment in the software contracting segment for Chinese government projects.

Net Income and Adjusted Net Income

Net income was $31,000 for the six months ended June 30, 2014, compared to a net loss of $50.5 million for the same period in 2013. Fully diluted net income per share was break-even, compared with a fully diluted net loss per share of $1.87, in the six months ended June 30, 2013. Excluding non-cash items mainly in the categories of provision for losses on accounts receivables, impairment of property, plant, equipment, and stock-based compensation, adjusted net income for the period was $1.6 million, compared with an adjusted net loss of $5.2 million in the first six months of 2013. Adjusted net income per share was $0.06 for the six months ended June 30, 2014, compared with adjusted net loss per share of $0.19 for the six months ended June 30, 2013.

Cash and Cash Equivalents

As of June 30, 2014, the Company had $5.4 million in cash and cash equivalents and $11.0 million in restricted cash. For the six month period ended June 30, 2014, net cash used in operating activities was $4.7 million, as compared with net cash used in operating activities of $13.5 million in the same period of last year.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2014 Reconciliation of Net Income Attributable to the Company and EPS
to Exclude Amortization of Intangible Assets, Stock-based Expenses, Provision for Losses on Accounts
Receivable and Other Asset Write-downs (unaudited)

	Six Months	Six Months
	Ended	Ended
	June, 30 2014	June, 30 2013
Net Income (Loss) Attributable to the Company	$30,649	$(50,516,426)
Amortization of intangible assets	466,220	489,228
Provision for losses on accounts receivable	1,014,262	35,680,106
Impairment of property, plant, equipment and
	37,615	9,122,945
Other long lived assets
Stock-based expenses	98,782	-
Adjusted Net Income (Loss)	$1,647,528	$(5,224,147)

Weighted Average Number of Shares
Outstanding
Basic	27,865,021	27,007,608
Diluted	27,865,021	27,007,608

Adjusted Earnings (Loss) per share
Basic	$0.06	$(0.19)
Diluted	$0.06	$(0.19)

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides the CNIT Cloud Platform based on its proprietary Cloud-App-Terminal (CAT) model. The Company's cloud-based products include Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), Online Ad Exchange Platform (OAEP), etc. The Company's integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, healthcare, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013
Expressed in U.S. dollars (Except for share amounts)

	June 30	December 31
	2014	2013
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,406,699	$11,083,592
Restricted cash	11,047,912	10,345,825
Accounts receivable, net of allowance for doubtful accounts of $60,673,000 and $60,699,000, respectively	32,919,812	22,716,298
Bills receivable	406,638	1,097,025
Advances to suppliers	6,546,553	8,331,149
Amounts due from related parties	488,391	508,355
Inventories	14,543,458	15,655,723
Other receivables and prepaid expenses	14,927,587	10,975,335
Deferred tax assets	542,842	498,459
TOTAL CURRENT ASSETS	86,829,892	81,211,761

Deposit for purchase of land use rights	18,141,482	18,237,303
Long-term investments	2,641,875	2,661,385
Property, plant and equipment, net	30,415,128	31,531,027
Land use rights, net	12,969,987	13,222,442
Intangible assets, net	14,491,762	14,307,939
Goodwill	27,487,936	27,719,869
Deferred tax assets	1,077,608	347,264
TOTAL ASSETS	$194,055,670	$189,238,990

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$56,737,622	$58,948,332
Accounts payable	18,418,513	17,857,866
Bills payable	33,278,899	26,549,982
Advances from customers	2,745,035	4,623,283
Accrued payroll and benefits	2,325,728	2,845,977
Amounts due to related parties	862,643	900,350
Other payables and accrued expenses	12,955,955	12,544,571
Income tax payable	3,837,694	3,720,807
TOTAL CURRENT LIABILITIES	131,162,089	127,991,168
Long-term bank loans	264,106	312,547
Amounts due to related parties, long-term portion	-	13,129
Deferred tax liabilities	578,178	742,696
TOTAL LIABILITIES	$132,004,373	$129,059,540

COMMITMENTS AND CONTINGENCIES
Common stock, par $0.01; shares issued and outstanding: 725,000 shares	$2,175,000	$2,175,000
EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2014:29,975,420 shares; 2013:28,641,528 shares	$317,336	$309,076
Treasury stock,2014:717,448;2013: 1,225,311 shares	(4,290,000)	(4,814,775)
Additional paid-in capital	120,377,948	115,668,644
Reserve	14,629,369	14,629,369
Accumulated deficit Retained	(113,521,900)	(113,513,766)
Accumulated other comprehensive income	24,750,115	25,070,226
Total equity of the Company	42,262,868	37,348,774
Non-controlling interest	17,613,429	20,655,676
Total equity	59,876,297	58,004,450

TOTAL LIABILITIES AND EQUITY	$194,055,670	$189,238,990

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)
(Unaudited)

		Six Months	Six Months
		Ended June 30,	Ended June 30,
		2014	2013

Revenue – Products		$10,916,881	$25,210,925
Revenue – Software		11,414,618	7,225,853
Revenue - System integration		6,885,972	3,988,882
Revenue – Others		758,697	857,412
TOTAL REVENUE		29,976,168	37,283,072

Cost - Products sold		8,575,669	20,604,248
Cost - Software sold		3,941,523	5,222,113
Cost - System integration		4,872,634	2,999,223
Cost – Others		806,930	771,986
TOTAL COST		18,196,756	29,597,570

GROSS PROFIT		11,779,412	7,685,502

Administrative expenses		7,209,614	44,647,394
Research and development expenses		973,596	1,458,136
Selling expenses		4,031,732	4,092,764
Impairment of property, plant and equipment		-	9,122,945
LOSS FROM OPERATIONS		(435,530)	(51,635,737)

Subsidy income		1,281,608	866,798
Other income, net		435,817	657,381
Interest income		245,994	173,037
Interest expense		(2,536,690)	(2,642,502)
LOSS BEFORE INCOME TAXES		(1,008,801)	(52,581,023)

Income tax benefit (expense)		511,208	(411,550)

NET LOSS		(497,593)	(52,992,573)
Less: Net loss attributable to the non-controlling interest		528,242	2,476,147
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY		$30,649	$(50,516,426)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic		27,865,021	27,007,608
Diluted		27,865,021	27,007,608

EARNINGS (LOSS) PER SHARE-BASIC AND DILUTED
Basic	$	*	$(1.87)
Diluted	$	*	$(1.87)

* Amount is less than $0.01 per share

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
Expressed in U.S. dollars
(Unaudited)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2014	2013

Net loss	$(497,593)	$(52,992,573)
Other comprehensive income:
Foreign currency translation (loss) gain	(403,224)	2,794,303
Comprehensive loss	(900,817)	(50,198,270)
Comprehensive loss attributable to the non-controlling interest	611,355	2,269,106
Comprehensive loss attributable to the Company	$(289,462)	$(47,929,164)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2014 AND 2013
Expressed in U.S. dollars
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2014	June 30, 2013
OPERATING ACTIVITIES
Net loss	$(497,593)	$(52,992,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of intangible assets	37,615	-
Provision for losses on accounts receivable	1,014,262	35,680,106
Depreciation	1,141,391	4,929,656
Amortization of intangible assets and land use rights	1,020,474	1,211,730
Stock-based expenses	98,782	-
Gain on disposal of property and equipment, net	(20,401)	-
Impairment of property, plant and equipment, net	-	9,122,945
Provision (recovery) for inventory allowance	12,794	(1,433,684)
Change in deferred income tax	(942,313)	351,802
Changes in operating assets and liabilities
Increase in restricted cash	(1,290,868)	(6,325,755)
(Increase)decrease in accounts receivable	(10,293,759)	377,404
Decrease in advances to suppliers	1,773,433	724,276
Increase in other receivables and prepaid expenses	(4,346,491)	(2,774,225)
Decrease(increase) in inventories	984,636	(1,514,168)
Increase (decrease) in accounts payable and bills payable	7,633,826	(6,559,336)
(Decrease)increase in advances from customers	(1,848,899)	1,122,859
(Decrease)increase in amounts due to/from related parties	(72,954)	841,430
Increase in accrued expenses and other liabilities	800,104	4,061,813
Increase (decrease) in income tax payable	143,794	(342,935)
Net cash used in operating activities	(4,652,167)	(13,518,655)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	20,411	16,992
Purchases of property, plant and equipment	(285,572)	(138,228)
Capitalized and purchased software development costs	(1,187,378)	(1,355,726)
Deposit refunded for land-use-rights	-	1,458,730
Investment in Zhongtian and GEO	(698,152)	-
Net cash used in investing activities	(2,150,691)	(18,232)

FINANCING ACTIVITIES
Borrowings under short-term loans	53,370,861	67,900,348
Repayment of short-term loans	(55,160,129)	(55,817,665)
Repayment of long-term loans	(46,670)	(17,788)
Purchase of treasury stock	(1,290,000)	-
Decrease (increase)in restricted cash in relation to bank borrowings	511,026	(1,261,026)
Common stock issued for cash	3,683,028
Net cash provided by financing activities	1,068,116	10,803,869

Effect of exchange rate changes on cash and cash equivalents	57,849	42,406
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,676,893)	(2,690,612)
CASH AND CASH EQUIVALENTS, BEGINNING	11,083,592	10,747,998
CASH AND CASH EQUIVALENTS, ENDING	$5,406,699	$8,057,386

Supplemental disclosure of significant non-cash transactions:

In 2014, the Company issued 439,503 shares of its common stock with a market value of $1,784,382 to minority shareholders of Zhongtian and Geo in exchange for 4.53% and 16.27%, respectively, of Zhongtian and Geo.